Exhibit 99.1

Published: 2022-07-15 10:00:00 CEST

Alvotech S.A.

Interim information

Filing of Preliminary Prospectus on Form F-1 with U.S. Securities and Exchange Commission

On 14 July 2022, Alvotech filed a Registration Statement on Form F-1 (the “Preliminary Prospectus”) with the U.S. Securities and Exchange Commission (the “SEC”). This registration statement is attached as a PDF.

Alvotech made this filing in connection with the registration rights of certain security holders under (i) various agreements Alvotech had entered into with security holders and investors related the business combination with Oaktree Acquisition Corp. II that closed on June 15, 2022, and (ii) the subscription agreements between Alvotech, Aztiq and Alvogen, respectively, pursuant to which Alvogen and Aztiq subscribed to 5,000,000 Shares for a subscription price of $10.00 per Share, the aggregate subscription price being set off against outstanding loan amounts payable by Alvotech. Alvotech also registered the issuance of Shares that may be issued upon the exercise of its outstanding warrants on this registration statement.

As stipulated in Alvotech’s Company Description, dated 21 June 2022, with a supplement, dated 22 June 2022 (the “Company Description”), Shares to be settled on the Nasdaq First North Growth Market (“Shares in Iceland”) have not been registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”).

The filing is required pursuant to the Securities Act, and once Alvotech’s Preliminary Prospectus on Form F-1 has been declared effective by the SEC, Shares in Iceland, as well as other Shares and warrant referred to in the Preliminary Prospectus, will be considered registered under the Securities Act, as described in the Company Description.

Alvotech Investor Relations

Benedikt Stefansson

alvotech.ir[at]alvotech.com

Attachments:

F-1 as filed with SEC July 14 2022 364319ACL.pdf